Exhibit 99.1
DRAFT

MEDIA RELEASE	(ASX CODE: SGM) (NYSE SYMBOL: SMS)	25 JUNE 2008
SIMS GROUP DIVESTS ITS AUSTRALIAN SIMS STEEL DISTRIBUTION BUSINESS
Sims Group Limited announced today the divestment of Sims Steel, a steel distribution business operating nationally throughout Australia, to 7 Steel Distribution Pty Limited, a wholly owned subsidiary of the Capital Steel Group. Completion is due on 30 June 2008.
Sims Chairman, Europe & Australia, and Executive Director, Jeremy Sutcliffe said, “we are pleased with the result. Following the merger with Metal Management, the sale of the Sims Steel business is consistent with the Company’s strategy to focus on its core Metals Recycling and Sims Recycling Solutions businesses globally.”
Mr Edward Studdy, Managing Director of the Capital Group of Companies said, “this acquisition provides synergy allowing for further expansion to our international/domestic steel trading, project supply and fabrication operations.”
Sims Group was advised by Austock Corporate Finance.
About Sims Group Limited
Sims Group (www.sims-group.com) is the world’s largest listed metal recycler with over 200 operations globally. Sims’ core business is metal recycling, with an emerging business in recycling solutions. Sims earns around 80 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 6,000 employees, an annual turnover of $8.5 billion and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the NYSE (NYSE SYMBOL: SMS).
For further information contact in Australia

Jeremy Sutcliffe	or	Stuart Nelson
Chairman, Europe and Australia		Director, Corporate Services
Executive Director		Tel: 02 9956 9100
Tel: 02 9956 9100